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                           June 15, 2022

       Nick Taylor
       Chief Financial Officer
       Genius Sports Limited
       9th Floor, 10 Bloomsbury Way
       London, WC1A 2SL

                                                        Re: Genius Sports
Limited
                                                            Registration
Statement on Form F-3
                                                            Filed June 7, 2022
                                                            File No. 333-265466

       Dear Mr. Taylor:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ryan
Lichtenfels at 202-551-4457 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Ross Leff